PUMA®

SUPPL

BEATE GABRIEL FINANCE ■ BEATE.GABRIEL@PUMA.COM

PUMA AG ■ WÜRZBURGER STR. 13 ■ D-91074 HERZOGENAURACH ■ TEL +49 9132 81 2375 ■ FAX +49 9132 81 2526

Office of Int. Corporate Finance
Securities and Exchange Commission
Room 3628
100F Street North East
Washington, DC 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED AUG - 3 2005 WASH. D.C. 199

01.08.2005

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

05010235

Dear Sirs,

Please find attached the financial results for the 2nd Quarter and First Half-Year of 2005 in English language.

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Best regards

PUMA AG Rudolf Dassler Sport

Beate Gabriel
(Finance)

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Encls.

G:\CONTROL\GABRIEL\WINWORD\BO\BRIEFE\SEC.doc

Rule 12g3-2(b) Submission
File No. 82-4369
PUMA AG Rudolf Dassler Sport

PUMA®

For immediate release

MEDIA CONTACT:

Ulf Santjer, Tel. +49 9132 81 2489

INVESTOR CONTACT:

Dieter Bock, Tel. +49 9132 81 2261

Herzogenaurach, Germany, July 27, 2005 – PUMA AG announces its consolidated financial results for the 2nd Quarter and First Half-Year of 2005

Highlights Q2:

- Strong performance from top to bottom
- Consolidated sales with 13% increase better than expected
- Gross profit margin above 53%
- EBIT margin at 21%
- EPS increase from 3.28 € to 3.64 €

Highlights H1:

- Global brand sales reached almost €1.2 billion
- Consolidated sales total €892
- Gross profit margin with 53% at record level
- EBIT margin at 24%
- EPS jumps from 8.28 € to 9.32 €

Outlook 2005:

- Future orders increase by 7% to €772 million marking the 38th consecutive quarter of order increase
- Management raises sales guidance from mid to high single digit growth to up to 10%
- 5th consecutive year of record earnings expected for 2005

Sales and Earnings Development

Global brand sales reach almost €1.2 billion in six months
PUMA's worldwide branded sales, including consolidated and license sales, totaled €529 million during Q2 thus marking a 14.3% increase on a currency-neutral basis or 13.9% in Euro.
During the first six months branded sales grew 16.4% currency-neutral. In Euro terms, growth was 15.2% to €1,168 million. Footwear sales rose currency-neutral by 16.3% (in Euro 14.5%) to €676 million, Apparel by 14.5% (12.7%) to €393 million and Accessories by 34.4% (32.6%) to €99 million.

Consolidated sales better than expected
In Q2, consolidated sales grew 13.2% currency-neutral or 12.3% in Euro reaching €395 million and well ahead of expectation. Within the segments Footwear rose by 16.7% currency-neutral (in Euro 15.7%), Apparel increased 1.7% (1.6%) and Accessories jumped 23% (22.5%).
Currency-neutral sales for the first six months grew by 13.4%, also significantly better than expected. In Euro terms, sales increased 12.1% to €892 million. Footwear was up 14.1% currency-neutral (in Euro 12.8%) to €603 million, Apparel 7.3% (6.7%) to €224 million and Accessories 27.9% (26.4%) to €65 million.

Gross profit margin on a record level
In Q2, gross profit margin reached strong 53.2% compared to 51% last year, representing a further margin improvement of 220 basis points. Thus, the gross profit margin remained on a record high for the first six months, jumping from 51.4% to 53.3%. By segments, the Footwear margin increased from 52.8% to 53.6%. The strongest performance was in Apparel where margin was up 460 basis points to 53.4%. Accessories also showed impressive margin growth from 46.9% to 50.3%.

Strong performance in licensed business
The licensed business grew a strong 19.1% to €134 million in Q2, and 26.7% after six months to €276 million. A particularly strong performance in the Asian region contributed to the high double-digit growth.
As a consequence, royalty and commission income was up 28.7% to €13.8 million in Q2 and 20.5% to €26.3 million in the first half.

SG&A increase due to extension of own retail business
Total SG&A expenses increased in the second quarter from €112 million to €137 million or from 31.7% to 34.5% of sales. In the first six months, total expenses increased by 19.9% to €278 million. As a percentage of sales, SG&A went up from 29.1% to 31.1%. The increase was mainly due to the extension of the own retail business.

In the first half, Marketing/Retail expenditures accounted for €128 million or 14.4% of sales versus 12.5% last year. Product development and design expenses rose by 8.8% to €19 million, or 2.1% of sales. Other selling, general and administrative expenses were up 14.1% to €130 million, or from 14.3% to 14.6% as a percentage of sales.

Due to the higher investments in retail operations, depreciation increased by 31.1% to €6 million in Q2 and by 27.2% to €11 million respectively.

High profitability continues
EBIT climbed from €74 million to €82 million in Q2 and from €191 million to €213 million in H1 leading to an EBIT margin of 20.7% and 23.9% respectively. In Q2, pre-tax profit increased stronger than expected by 10.5% to €84 million and by 12.3% to €216 million in H1. The tax rate declined from 30.9% to 29.3% this year. As a result, net earnings rose from €52 million to €59 million in Q2 and from €132 million to €150 million in H1. This yields in a net margin of 14.9% similar to last years second quarter and to 16.8% versus 16.6% after six months.

Earnings per share
During the second quarter, earnings per share jumped 11% to €3.64 or €3.61 diluted. Year-to-date earnings per share rose by 12.6% to €9.32 and to €9.24 diluted.

Net Assets and Financial Position

Equity ratio greater 60%
The capital structure improved once again. Despite the 36.6% increase in the balance sheet total to €1,187 million, equity ratio was up to a new record level of 63.2%. This development underscores the strong financial position of the PUMA Group.

Net cash position increased
Cash and cash equivalents jumped from €225 million to €370 million and bank debts increased from €14 million to €37 million. Therefore, net cash position rose with a strong double-digit growth of 58.2% from €210 million to €332 million.

Regional expansion affected working capital
Inventories increased by 15% to €242 million and receivables were up by 26.2% to €319 million. Total working capital at the end of June increased 57% and amounted to €320 million compared with €204 million last year. The increase was mainly due to the regional expansion during the first half of 2005.

Capex/Cashflow
Capex increased as anticipated from €16 million to €38 million. Tax payments rose from €28 million to €65 million. Due to these effects as well as the inventory shift from December to January cash-outflow was €8 million in first half of 2005.

At the end of June, PUMA held 685,000 own shares or 4.1% of total share capital.

Regional Development

From a regional perspective sales in the **EMEA-region** (Europe, Middle East, Africa) reached €240 million in Q2, a slight increase versus last year but significantly better than the order books at end of Q1. Year to date, sales increased by 5.5% (in Euro terms 5.8%) to €598 million. This represents 67% of total consolidated sales. The gross profit margin increased further by 210 basis points and reached very strong 55.3% compared to 53.2% last year. Orders on hand at the end of June accounted for €486 million, a decline of 7.9% compared with last year, which can be attributed to higher than expected sales in Q2 as well as a delayed order income due to Spring/Summer sales meetings in some key countries taking place one month later than last year. Adjusted by these effects, the order book would stand at around –3%.

The **Americas** reported sales of €108 million in Q2, a currency-neutral growth of an impressive 55.1% (in Euro 51.2%). This represents a further acceleration since the beginning of the year as well as since Q1. First six months sales increased currency-neutral 46.3% (40.2%) to €203 million. The region now accounts for 23% of consolidated sales. The gross profit margin in this region improved by 160 basis points during the first six months and reached 48.2% compared with 46.6% last year. Orders on hand increased significantly and reached €205 million with a currency neutral growth of 63.1% or 66.3% in Euro terms. The **US** market achieved a remarkable sales growth of 42.4% in Q2 and 36.3% in H1. The order backlog improved significantly by the end of June, reaching US$ 211 million or an outstanding growth rate of 60.8%.

In Q2, the **Asia/Pacific** region increased sales currency-neutral by strong 16.2% and by 14.3% in Euro terms to €47 million. After six months the sales growth was currency-neutral 9.7% (in Euro 6.1%) and reached in total €91 million. This region contributed 10% to consolidated sales. The gross profit margin improved significantly from 47.6% to 51.3%. Like-for-like, orders on hand were up 3.9% (in Euro 1.6%) totaling €81 million.

Outlook 2005

Total orders on hand as of June 30, 2005 increased currency-neutral by 6.2% marking the 38th consecutive quarter of order increase. In Euro terms, total orders were up by 6.7% to €772 million. The orders are mainly for delivery in the second half of 2005.

By segment, Footwear orders were up by 6.9% currency-neutral (in Euro 7.4%) to €536 million. Apparel orders increased to €195 million, an increase of 4.6% (5.1%) and Accessories totaled €40 with a growth of 5% (4.8%).

Based on the strong results achieved so far this year as well as the order outlook, management raises sales guidance from previously mid to high single digit growth to up to 10%. Gross profit margin is also expected to reach the higher end of the guidance between 51% and 52%, or even possibly above. SG&A expenses are forecasted slightly above 31% on sales and EBIT margin should be clearly above 20%. With a tax rate of approximately 29%, management expects net earnings to come in between €264 million and €274 million. This translates to significantly above €16 per share or a mid to high single digit increase on a like for like basis. All in all 2005 should once again set new records in sales as well as become the 5th consecutive year with record earnings.

Due to the expected results for 2005, PUMA will close Phase III one year ahead of the original plan as all set targets should be significantly surpassed. Since the beginning of the long-term oriented business phases in 1993 this would add up to sales growing eleven years in a row as well as nine years delivering double digit growth and record earnings.

Jochen Zeitz, CEO: "We are very pleased with the first half of 2005. PUMA continues to record strong growth and shows an acceleration in our order book versus last quarter, while our expanding gross margins reflect the strong desirability of the PUMA brand. With this momentum we are now able to successfully conclude our current Phase III one year ahead of schedule and turn our focus to Phase IV of the company development."

###

Income Statements

	Q2/2005 € Mio.	Q2/2004 € Mio. *	Devi-ation	1-6/2005 € Mio.	1-6/2004 € Mio. *	Devi-ation
Net sales	**395,5**	**352,3**	12,3%	**892,0**	**796,1**	12,1%
Cost of sales	-185,0	-172,5	7,2%	-416,5	-387,1	7,6%
Gross profit	**210,5**	**179,8**	17,1%	**475,5**	**409,0**	16,3%
- in % of net sales	53,2%	51,0%		53,3%	51,4%	
Royalty and commission income	13,8	10,7	28,7%	26,3	21,9	20,5%
	224,3	190,5	17,7%	501,8	430,8	16,5%
Selling, general and administrative expenses	-136,5	-111,6	22,3%	-277,6	-231,5	19,9%
EBITDA	**87,7**	**78,9**	11,2%	**224,2**	**199,3**	12,5%
Depreciation and amortisation	-5,9	-4,5	31,1%	-10,9	-8,5	27,2%
EBIT	**81,9**	**74,4**	10,0%	**213,3**	**190,8**	11,8%
- in % of net sales	20,7%	21,1%		23,9%	24,0%	
Interest result	1,7	1,2	39,0%	2,8	1,8	59,0%
EBT	**83,5**	**75,6**	10,5%	**216,2**	**192,5**	12,3%
- in % of net sales	21,1%	21,5%		24,2%	24,2%	
Income taxes	-24,2	-23,4	3,5%	-63,3	-59,6	6,3%
- Tax ratio	29,0%	30,9%		29,3%	30,9%	
Minorities	-0,4	0,1	-498,1%	-3,1	-0,5	461,7%
Net earnings after minorities	**58,9**	**52,3**	12,6%	**149,8**	**132,4**	13,1%
Net earnings per share (€)	**3,64**	**3,28**	11,0%	**9,32**	**8,28**	12,6%
Net earnings per share (€) - diluted	**3,61**	**3,18**	13,5%	**9,24**	**8,06**	14,6%
Weighted average shares outstanding				16,066	16,000	0,4%
Weighted average shares outstanding - diluted				16,207	16,427	-1,3%

** Restated according to IFRS 2*

Balance Sheet

	June 30, '05 € Mio.	June 30, '04 € Mio. *	Devi-ation	Dec. 31, '04 € Mio. *
ASSETS				
Cash	369,8	224,6	64,7%	369,3
Inventories	241,9	210,4	15,0%	201,1
Receivables and other current assets	391,4	291,6	34,2%	189,9
Total current assets	**1.003,1**	**726,6**	38,1%	**760,3**
Deferred income taxes	**31,0**	**36,9**	-16,1%	**51,6**
Property and equipment, net	**101,3**	**74,3**	36,3%	**84,7**
Goodwill and other long-term assets	**51,6**	**31,2**	65,6%	**33,0**
	1.187,0	**869,0**	36,6%	**929,6**
LIABILITIES AND SHAREHOLDERS' EQUITY				
Short-term bank borrowings	37,4	14,4	158,9%	12,9
Accounts payable	159,4	160,3	-0,6%	136,9
Other current liabilities	94,3	73,8	27,8%	124,0
Total liabilities	**291,1**	**248,5**	17,1%	**273,9**
Pension accruals	**21,6**	**18,7**	15,9%	**21,2**
Tax accruals	**42,0**	**56,6**	-25,7%	**33,7**
Other accruals	**72,2**	**70,0**	3,0%	**53,8**
Long-term liabilities interest bearing	**0,0**	**0,0**		**0,0**
Deferred income taxes	**9,6**	**3,2**	201,4%	**9,6**
Total shareholders' equity	**750,4**	**471,9**	59,0%	**537,5**
	1.187,0	**869,0**	36,6%	**929,6**

** Restated according to IFRS 2*

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.

Cashflow Statement

	1-6/2005 € Mio.	1-6/2004 € Mio. *	Deviation
Earnings before taxes on income	**216,2**	**192,5**	**12,3%**
Depreciation	10,9	8,5	27,2%
Non cash effected expenses and income	-7,8	0,8	-1122,6%
Cashflow - gross	**219,3**	**201,8**	**8,6%**
Change in net assets	-128,3	-70,5	82,1%
Taxes, interests and other payments	-65,1	-27,9	133,6%
Cashflow from operating activities	**25,9**	**103,5**	**-75,0%**
Payments for acquisitions	-7,4	0,0	
Purchase of property and equipment	-30,4	-16,1	88,1%
Interest received and others	3,7	4,6	-19,8%
Cashflow from investing activities	**-34,1**	**-11,6**	**194,5%**
Free Cashflow	**-8,2**	**91,9**	**-108,9%**
Capital increase	14,8	17,3	-14,4%
Dividend payments	-16,0	-11,2	43,3%
Purchase of own shares	-14,9	-63,7	-76,6%
Other changes	13,7	-1,8	-861,7%
Cashflow from financing activities	**-2,4**	**-59,4**	**-95,9%**
Effect on exchange rates on cash	11,1	1,5	645,8%
Change in cash and cash equivalents	**0,5**	**34,0**	98,6%
Cash and cash equivalents at beginning of financial year	369,3	190,6	93,8%
Cash and cash equivalents end of the period	**369,8**	**224,6**	**64,7%**

** Restated according to IFRS 2*

Segment Data

	Sales		Gross profit		Sales		Gross profit	
	Q2/2005	Q2/2004	Q2/2005	Q2/2004	1-6/2005	1-6/2004	1-6/2005	1-6/2004
	by head office location of customer				by head office location of customer			
Breakdown by regions	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
EMEA	239,7	239,2	54,9%	52,4%	598,2	565,7	55,3%	53,2%
America	108,5	71,8	50,1%	48,5%	202,6	144,5	48,2%	46,6%
- thereof USA in US$	109,8	77,1			206,3	151,4		
Asia/Pacific Rim	47,3	41,4	51,7%	47,3%	91,1	85,9	51,3%	47,6%
	395,5	352,3	53,2%	51,0%	892,0	796,1	53,3%	51,4%

	Sales		Gross profit		Sales		Gross profit	
	1-6/2005	1-6/2004	1-6/2005	1-6/2004	1-6/2005	1-6/2004	1-6/2005	1-6/2004
Breakdown by product segments	€ Mio.	€ Mio.	%	%	€ Mio.	€ Mio.	%	%
Footwear	265,1	229,0	53,6%	52,6%	603,3	534,9	53,6%	52,8%
Apparel	100,2	98,6	53,3%	48,1%	223,9	209,9	53,4%	48,8%
Accessories	30,2	24,6	49,4%	47,8%	64,8	51,3	50,3%	46,9%
	395,5	352,3	53,2%	51,0%	892,0	796,1	53,3%	51,4%

Rounding differences may be observed in the percentage and numerical values expressed in millions of Euro since the underlying calculations are always based on thousands of Euro.